

Mail Stop 3561

September 6, 2017

Mr. Daniel Ritchey
Chief Financial Officer
Sino Agro Food, Inc.
China Shine Plaza
Room 3801, Block A
Guangzhou 510610
China

> **Re: Sino Agro Food, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Form 10-K/A for the Year Ended December 31, 2016**
> **Filed August 24, 2017**
> **File No. 0-54191**

Dear Mr. Ritchey:

We have reviewed your response letter dated August 24, 2017, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2017 letter.

Form 10-K/A Filed on August 24, 2017

Item 9A. Controls and Procedures, page 87

1. We note your response to previous comment three and reissue it. Considering the errors and material restatements previously referenced in our prior comment, it is unclear how you concluded that your disclosure controls and procedures and internal control over financial reporting (ICFR) were effective as of December 31, 2016 and that there has been no change in your ICFR that occurred during your first quarter of 2017 to remediate any internal control deficiencies related to these errors. As part of your response, specifically address your consideration of PCAOB Standard 5 with respect to internal

control deficiencies or material weaknesses and amend your Form 10-K for the year ended December 31, 2016 and Form 10-Q for the period ended March 31, 2017, as appropriate.

Note 6. Net Income from Discontinued Operations, page F-31

2. We note your response to prior comment eight. Please revise to disclose the parties noted in response to part C pursuant to ASC 205-20-50-1(a) and indicate they are not related parties. Additionally, disclose the continuing involvement due to the equity method investment that will remain upon closing the transaction pursuant to ASC 205-20-50-24A and B.

3. We note your response to prior comment nine. Pursuant to the guidance in ASC 205-20-45-3C and ASC 360 -10-35-37 through 35-45 and 360-10-40-5, any gain/loss on a disposal should be based on the fair value of the disposed asset adjusted for expenses associated with the disposition. However, it appears you based your calculation on the fair value of the retained portion of your ownership interest. Please tell us if the gain calculation would differ from what you presented using this methodology and provide us with your calculations. Furthermore, ASC 360-10-40-5 indicates that any gain will be recognized on the date of the sale. If the conditions for the sale had not been satisfied legally until April 2017, it does not appear that the gain should have been recognized in 2016, despite of the assets and agreements being put into effect. Please provide us with legal analysis as to if this transaction met the condition of a sale at the time the gain was recognized or revise as appropriate.

Note 33. Restatement of Consolidated Financial Statements, page F-48

4. We note your response to prior comment six. Please provide a description of the nature of the error and also disclose the per-share amounts affected for each prior period presented pursuant to ASC 250-10-50-7. If the error was that management did not identify the transaction as a discontinued operation, then please state this in the disclosure.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure